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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43213

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 AND ENDING 12/31/08
                                 _____   _____
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Charter Oak Asset Management, Inc.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

1520 Highland Avenue
_____
(No. and Street)

Cheshire   CT   06410
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert S. Malik   (203) 272-3597 x 1
                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Federico + Sette P.C. (Michael Federico, CPA)
_____
(Name – if individual, state last, first, middle name)

P.O. Box 185220   Hamden   CT   06518
_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __Robert S. Malik__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Charter Oak Asset Management, Inc.__ , as of __December 31__ , 20 __08__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____ Signature

__President__
Title

Louise V Ferguson 2/28/09
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CHARTER OAK ASSET MANAGEMENT, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2008



Federico & Sette, P.C.

Michael J. Federico, C.P.A.

Lynn V. Sette, C.P.A.

Independent Audit Report

To the Board of Directors
and Stockholders of:
Charter Oak Asset Management, Inc.
Cheshire, Connecticut

We have audited the accompanying balance sheet of Charter Oak Asset Management, Inc. as of December 31, 2008 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charter Oak Asset Management, Inc. as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles and pursuant to SEC rule 17a-5(d).

February 19, 2009

A Professional Corporation of Certified Public Accountants and Consultants

2690 WHITNEY AVENUE • P.O. BOX 185220 • HAMDEN, CT 06518 • 203.248.9966 TEL • 203.248.1473 FAX

CHARTER OAK ASSET MANAGEMENT, INC.
BALANCE SHEET
DECEMBER 31, 2008

ASSETS

Current Assets:		
Cash and Cash Equivalents	$117,346	
Total Current Assets		$117,346
Fixed Assets:		
Office Equipment	32,331	
Furniture & Fixtures	22,503	
Total Fixed Assets	54,833	
Less: Accumulated Depreciation	(48,526)	
Fixed Assets - Net		6,308
Other Assets:		
Security Deposits	1,709	
Total Other Assets		1,709
TOTAL ASSETS		$125,363

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:
   Accounts Payable $ 6,176

  Total Liabilities   6,176

Stockholder's Equity: - Exhibit B
 Common Stock - no par, 5,000 shares
  authorized, 2,100 shares issued and
   outstanding   7,000
 Retained Earnings - Exhibit B   112,187

  Total Stockholder's Equity   119,187

  TOTAL LIABILITIES AND
  STOCKHOLDER'S EQUITY $125,363

See Accompanying Notes to Financial Statements.

FEDERICO & SETTE, P.C. • CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS • HAMDEN, CT

CHARTER OAK ASSET MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED
DECEMBER 31, 2008

	Common Stock	Retained Earnings	Total
Balance at: December 31, 2007	$ 7,000	$ 93,666	$100,666
Net Income - Exhibit C		18,521	18,521
Balance at December 31, 2008	$ 7,000	$112,187	$119,187

See Accompanying Notes to Financial Statements

FEDERICO & SETTE, P.C. • CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS • HAMDEN, CT

EXHIBIT C

CHARTER OAK ASSET MANAGEMENT, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED
DECEMBER 31, 2008

Services	$	384,252
General & Administrative Expenses		368,812
Operating Income		15,440
Other Income & (Expense):		
Dividend Income		5,538
Depreciation Expense	(	2,457)
NET INCOME	$	18,521

See Accompanying Notes to Financial Statements.

CHARTER OAK ASSET MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2008

Cash Flows from Operating Activities:

Net Income - Exhibit C	$ 18,521

Adjustments to reconcile net income to
net cash flows used by operating
activities:

Depreciation	2,457
Increase in Accounts Payable	6,175
Net Cash Flows Provided By Operating Activities	27,153

Cash Flows from Investing Activities:

Cash paid for Office Equipment	(6,836)
Net Increase in Cash	20,317
Cash and Cash Equivalents - January 1, 2008	97,029
Cash and Cash Equivalents - December 31, 2008	$117,346

Supplemental Disclosure of Cash Flow Information

Cash Paid for Income Taxes	$ 0

See Accompanying Notes to Financial Statements

CHARTER OAK ASSET MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS

1. Organization:

   Charter Oak Asset Management, Inc. was organized and incorporated on February 27, 1987. The Corporation's stock is wholly owned by Robert Malik. The Company is engaged in providing investment advice to the general public.

2. Summary of Significant Accounting Policies:

   The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates and those differences may be material.

   Fixed assets are stated at historical cost. Depreciation is computed utilizing the straight line method over the assets estimated useful life.

   For the purpose of the statement of cash flows the Company considers cash in its operating accounts as cash and cash equivalents.

   Advertising and/or promotion costs, if incurred, are included in general and administrative expenses, and are expensed as incurred.

3. Income Taxes:

    The Company has elected to be taxed as a Subchapter "S"
    Corporation under Section 1362 in The Internal Revenue
    Code. This section provides that in lieu of corporate
    income taxes, the stockholder is taxed on the Company's
    taxable income.

4. Net Capital Requirements:

    The Company is subject to the SEC net capital rule 15c 3-
    1, which requires the maintenance of minimum net capital
    and requires the ratio of aggregate indebtedness to net
    capital, both as defined, shall not exceed 15 to 1. At
    December 31, 2008, the Company had net capital of
    $119,187 which was $114,187 in excess of its required net
    capital of $5,000.

5. SEC Rule 15c3-3 Exemption:

    Charter Oak Asset Management, Inc. claims an exemption
    from Securities and Exchange Commission Rule 15c3-3 as a
    result of its limited business activities as a Broker
    Dealer as outlined at Rule 15c3-3(k)(1)*i,ii,and iii.*

6.   Leasing Arrangements:

The Company operates from office space located at 1520 Highland Avenue, Cheshire, Connecticut. The lease is a two year lease that is renewable for an additional three year period. The Company elected to exercise its option to renew its lease through August 2010. The Company is currently paying rent at the base rent of $ 2,080.00 per month. Rent expense for the year ended December 31, 2008 was $ 24,144.

The future minimum lease payments for the above noted lease for the years following December 31, 2008 are as follows:

For the year ending December 31,	Amount
2009	24,960
2010	16,640
	$ 41,600

7.   Pension Plan:

The Company maintains a Simplified Employee Pension for all eligible employees. The Company did not make any discretionary contributions for the year ended December 31, 2008.



Federico
&Sette, P.C.

MICHAEL J. FEDERICO, C.P.A.
LYNN V. SETTE, C.P.A.

INDEPENDENT AUDITOR'S REPORT ON
SUPPLEMENTAL INFORMATION

To the Board of Directors
and Stockholders of:
Charter Oak Asset Management, Inc.
Cheshire, Connecticut

Our audit was made for the purpose of forming an opinion on the
basic financial statements taken as a whole. The additional data
included in the following schedules are presented for the purpose
of additional analysis and is not a required part of the basic
financial statements. Such information has been subjected to the
auditing procedures applied in the audit of the basic financial
statements and in our opinion, is fairly stated in all material
respects in relation to the basic financial statements taken as a
whole.

February 19, 2009

A Professional Corporation of Certified Public Accountants and Consultants
2690 WHITNEY AVENUE • P.O. BOX 185220 • HAMDEN, CT 06518 • 203.248.9966 TEL • 203.248.1473 FAX

CHARTER OAK ASSET MANAGEMENT, INC.
SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE YEAR ENDED
DECEMBER 31, 2008

Broker Dealer Dues & Fees	$ 760
Research and Product Development	1,698
Auto Expense	3,353
Compliance Monitoring	3,775
Dues & Fees	210
Equipment Rental & Maintenance	142
Insurance	23,480
Legal & Accounting	2,925
Meetings & Seminars	545
Office Expenses	9,956
Software	1,353
Rent	24,144
Salaries	277,797
Subscriptions	1,374
Taxes - Payroll	16,544
Taxes - Other	513
Telephone & Utilities	243
Total General & Administrative Expenses	$ 368,812

See Accompanying Independent Auditor's Report on Supplemental Information.

CHARTER OAK ASSET MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2008

Total Ownership Equity $ 119,187

Total Non-Allowable Assets   (8,017)

Net Capital Before "Haircuts"   111,170

Less: "Haircuts"

  2% of Money Market Funds   (2,347)

Net Capital $ 108,823

No Material Differences Exist

See Accompanying Independent Auditor's Report on Supplemental Information.

CHARTER OAK ASSET MANAGEMENT, INC.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
DECEMBER 31, 2008

A. Minimum Net Capital Required $ 411
    (Based on Aggregate Indebtedness
      6.67% of AI)

B. Minimum Dollar Requirement   5,000

    Net Capital Requirement:
      Greater of A or B   5,000

    Excess Net Capital   103,823

    Excess Net Capital @ 1000%
      (Net Capital - 10% of AI)   108,205

    Total AI Indebtedness
      (AI Liabilities from Balance
        Sheet) $ 0

            No Material Differences Exist

See Accompanying Independent Auditor's Report on Supplemental Information.

FEDERICO & SETTE, P.C. • CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS • HAMDEN, CT

CHARTER OAK ASSET MANAGEMENT, INC.

INDEPENDENT AUDITOR'S REPORT ON

INTERNAL CONTROL



ederico MICHAEL J. FEDERICO, C.P.A.

Sette, P.C. LYNN V. SETTE, C.P.A.

To the Board of Directors
Charter Oak Asset Management, Inc.
Cheshire, Connecticut

In planning and performing our audit of the financial statements,
we considered the Company's internal control structure in order to
determine our auditing procedures for the purpose of expressing our
opinion on the financial statements and not to provide assurance on
the internal control structure. We noted no certain matters
involving the internal control structure and its operation that we
considered to be reportable conditions under standards established
by the American Institute of Certified Public Accountants.

Reportable conditions involve matters coming to our attention
relating to significant deficiencies in the design or operation of
the internal control structure that, in our judgement, could
adversely affect the organization's ability to record, process,
summarize and report financial data consistent with the assertions
of management in financial statements.

A material weakness is a reportable condition in which the design
or operation of one or more of the internal control structure
elements does not reduce to a relatively low level the risk that
errors or irregularities in amounts that would be material in
relation to the financial statements being audited may occur and
not be detected within a timely period by employees in the normal
course of performing their assigned functions. We noted no matters
involving the internal control structure and its operation that we
consider to be a material weakness.

A Professional Corporation of Certified Public Accountants and Consultants

2690 WHITNEY AVENUE • P.O. BOX 185220 • HAMDEN, CT 06518 • 203.248.9966 TEL • 203.248.1473 FAX

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses as defined above.

This report is intended for the information of the management of Charter Oak Asset Management, Inc.

February 19, 2009